LAWRENCE VENICK Partner 2206-19 Jardine House 1 Connaught Place Central Hong Kong, SAR	Direct +852.3923.1188 Main +852.3923.1111 Fax +852.3923.1100 lvenick@loeb.com

Via EDGAR

August 9, 2024

Mr. Dave Edgar/Ms. Kathleen Collins
Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
Washington, D.C. 20549

Re:	Real Messenger Corp (the “Company”)
Amendment No. 9 to Registration Statement on Form F-4
Filed August 2, 2024
File No. 333-273102

Dear Mr. Edgar/Ms. Collins:

As counsel for the Company and on its behalf, this letter is being submitted in response to the letter dated August 7, 2024 from the Securities and Exchange Commission (the “Commission”) in which the staff of the Commission (the “Staff”) commented on the above-referenced Amendment No. 9 to Registration Statement on Form F-4 filed August 2, 2024 (the “Amendment”).

The Company has filed via EDGAR Amendment No. 10 to the Registration Statement, which reflects the Company’s responses to the comments received by the Staff and certain updated information. For the Staff’s convenience, the Staff’s comment has been stated below in its entirety, with the Company’s response set out immediately underneath such comment.

Amendment No. 9 to Registration Statement on Form F-4 filed August 2, 2024

Real Messenger Holdings Limited
Notes to Consolidated Financial Statements
Note 13. Subsequent Events, page F-55

1.	We note your response to prior comment 5. Please address the following:

●	Explain in further detail why you believe the 1.0 million Class A Ordinary Shares are part of Mr. Ma’s original shareholdings and why the issuance of such shares to Mr. Ma was “in substance” a reverse of previously allotted shares from Mr. Ma.

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Securities and Exchange Commission Page 2

●	Specifically address the fact that at March 31, 2022, prior to the issuance of such shares to Mr. Eklund, there were no Class A Ordinary Shares outstanding and how this factors into your statement that the shares awarded to Mr. Eklund were from Mr. Ma and not the company.

●	Clarify whether the issuance of Class A Ordinary Shares in the statement of shareholders’ equity for fiscal 2023 represents the shares issued to Mr. Eklund. If so, explain why you believe the transfer of Mr. Eklund’s shares to Mr. Ma represents the return of shares to the “original shareholder.”

●	To the extent Mr. Ma did not hold Class A Ordinary Shares prior to the company issuing restricted shares to Mr. Eklund, explain further how you determined that the issuance of such shares to Mr. Ma after Mr. Eklund’s departure was not compensatory.

●	Tell us how your disclosures on page 16, where you state the company repurchased shares previously issued to Mr. Eklund, supports your assertion that Mr. Ma previously owned the shares.

●	Provide any specific guidance considered in your analysis.

Response: The Company respectfully clarifies with the Staff that it believes that the issuance of the 1,000,000 Class A Ordinary Shares to Kwai Hoi, Ma’s wholly owned company, Bloomington DH Holdings Limited, (the “Ma Share Issuance”) was not compensatory.

1,000,000 Class A Ordinary Shares were originally issued to Mr. Fredrick Eklund as restricted shares. The agreement governing these restricted shares provided for vesting conditions such that the restrictions would lapse in full on the date that both (i) the Business Combination is consummated and (ii) such that Mr. Eklund remained an active employee of Real Messenger and/or any successor entity (such as PubCo).

Effective February 11, 2024, in connection with the end of Real Messenger’s employment relationship with Mr. Eklund, this agreement was terminated by its terms, with the vesting conditions unmet. Real Messenger exercised its option to repurchase all of the 1,000,000 Class A Ordinary Shares granted to Mr. Eklund under the agreement, at the original purchase price of $0.0001 per share, or $100 in the aggregate (the “Repurchase”), on April 19, 2024. After the Repurchase, Real Messenger and Mr. Ma completed the Ma Share Issuance, also on April 19, 2024.

The Company believes that the Ma Share Issuance was not compensatory, because the Ma Share Issuance did not provide Mr. Ma with any incremental value (in terms of his portion of the Merger Consideration) that could be characterized as compensatory value. Whether or not the Ma Share Issuance occurred, Mr. Ma (including for these purposes his affiliates, specifically his wife and his and her personal holding companies) will be entitled to receive the full $45 million portion of the Merger Consideration that the terms of the merger agreement between Nova Vision and Real Messenger, as amended to date (the “Merger Agreement”), clearly provide will be payable to him and such affiliates.

Specifically, the Merger Agreement provides as follows:

“All of the Merger Consideration will be payable (i) if to the Principal Shareholder, in Class B Purchaser Ordinary Shares, and (ii) if to any Shareholder other than the Principal Shareholder, in Class A Purchaser Ordinary Shares.”

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The Merger Agreement provides that the Principal Shareholder (Mr. Ma and his affiliates) is to receive $45 million of the total $64 million Merger Consideration.

Whether or not the Principal Shareholder owns Class A Ordinary Shares or Class B Ordinary Shares of Real Messenger immediately prior to the closing, the Principal Shareholder will receive all of his $45 million portion in Class B Purchaser Ordinary Shares. The Merger Agreement provides that in both of the following scenarios: (1) the Ma Share Issuance occurred and (2) the Ma Share Issuance did not occur, Mr. Ma and his affiliates, as the Principal Shareholder, will receive the same exact consideration, namely, $45 million in Class B Purchaser Ordinary Shares. The value to Mr. Ma and his affiliates in both of these scenarios is identical; therefore, the occurrence of the Ma Share Issuance has no economic effect on Mr. Ma or his affiliates, and therefore it does not create a compensatory event.

At the time that the Merger Agreement was originally signed, the expectation of the parties was that Mr. Ma and his affiliates would receive 80% of the total Merger Consideration allotted to the then existing Real Messenger Shareholders, and that Mr. Eklund would satisfy his vesting conditions and have the restrictions on his Real Messenger shares removed at the Closing, so that he would own 20% of the economic aspect of the Merger Consideration payable to the Company’s co-founders. Their agreement at that time was that Mr. Ma would enjoy voting control of the public company from and after the closing of the Merger.

With Mr. Eklund’s exit from the Company in early 2024, Mr. Ma and his affiliates became the only founding shareholders of Real Messenger and, as such, were entitled to 100% of the Merger Consideration allotted to the Real Messenger founding shareholders (i.e., $45 million), to be payable to them 100% in Class B Purchaser Ordinary Shares. The Ma Share Issuance did not change the allocation of the Merger Consideration; the Real Messenger founding shareholders were to receive $45 million of the Merger Consideration both before and after the occurrence of the Ma Share Issuance.

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Please contact the undersigned at (852) 3923-1188 if you have any questions with respect to the response contained in this letter.

Sincerely,

/s/ Lawrence S. Venick
Lawrence Venick
Partner

cc: Kwai Hoi Ma